Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Successor	Successor	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
(in €m, except ratios)	Three months ended Mar 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016	9 months ended Dec 31, 2015	Year ended Mar 31, 2015	5 months ended May 31, 2015	Year ended Dec 31, 2014	Year ended Dec 31, 2013
Earnings:
Pre-tax income (loss)	80.9	168.5	76.0	(349.6)	(167.5)	(87.1)	(67.3)	(39.2)
Add: Fixed charges (below)	13.5	86.4	81.0	40.7	—	96.3	277.1	235.2
Less: Capitalized Interest	—	—	—	—	—	(60.2)	(133.4)	(119.1)
Less: Net income of non-controlling entities	—	—	—	—	—	—	—	—
Total Earnings	94.4	254.9	157.0	(308.9)	(167.5)	(51.0)	76.4	76.9
Fixed Charges:
Interest Expense	10.9	53.8	65.6	34.4	—	33.4	93.1	99.2
Capitalized Interest	—	—	—	—	—	60.2	133.4	119.1
Amortization and write-off of capitalized expense relating to indebtedness	0.1	22.8	5.0	3.0	—	0.9	45.4	11.8
Accretion expense	1.2	4.8	5.5	1.9	—	0.7	2.7	2.5
Estimated interest portion of rental expense	1.3	5.0	4.9	1.4	—	1.1	2.5	2.6
Total Fixed Charges	13.5	86.4	81.0	40.7	—	96.3	277.1	235.2
Ratio of Earnings to Fixed Charges	7.0	3.0	1.9	—	—	—	—	—
Deficiency(1)	—	—	—	349.6	167.5	147.3	200.7	158.3

(1)	For the relevant periods, earnings were insufficient to cover fixed charges by the amounts indicated.

The ratio of earnings to fixed charges was computed by dividing our earnings by our fixed charges. For this purpose, earnings have been calculated as, where applicable, (a) income (loss) from continuing operations before allocation to non-controlling interest and income from investments in unconsolidated joint ventures, plus (b) fixed charges (as defined below), plus (c) amortization of capitalized interest, plus (d) distributed income of investments in unconsolidated joint ventures, less (a) capitalized interest, and less (b) preferred dividends on our Preferred Shares. Fixed charges are comprised of (a) interest, whether expensed or capitalized, (b) amortization of premiums, discounts and capitalized expenses related to our indebtedness, and (c) the estimated interest component of rental expense.